Filed by: GMO Series Trust (File No. 333-174627)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: GMO Trust (File No. 002-98772)

[DRAFT EMAIL TEMPLATE FOR USE WITH INSTITUTIONAL LEVEL CONTACTS/SHAREHOLDERS]

Dear XXXXX,

Thank you again for your continued support of GMO and your willingness to assist your [clients/participants] in the voting process for the proposed reorganization of the GMO Series Trust. I want to make you aware that votes may be submitted over the phone with a dedicated call center representative at (866) 612-8434 or through our automated voting service at (800) 454-8683. [[Clients/Participants] can call directly or you should feel free to transfer a [client/participant] directly to the call center if you have them on the line and they wish to submit their vote. Alternatively, if a [client/participant] would prefer to receive a call from the call center at a specific day/time, please let us know and we can arrange for that.] Most of your [clients/participants] should be able to submit their vote in less than two minutes by providing very basic identifying information (e.g., name and zip code or control number from proxy materials).

In addition, [clients/participants] can easily submit their votes online at www.proxyvote.com by providing the control number from the voting instruction form included in their proxy materials (the control number is unique to each shareholder and is clearly indicated in a black or red box on the voting instruction form). Attached for your reference is a copy of the proxy materials that were sent to your [clients/participants].

Below is a brief timeline of significant events related to the reorganization (dates are estimated and subject to change):

Date	Event
August 28, 2020	Record date for purposes of determining shareholders entitled to vote
September 25 to October 2, 2020	Initial mailing of proxy statement and solicitation of shareholders as of record date
September 25 to November 5, 2020	Solicitation period; outreach to shareholders, advisers, and consultants
November 5, 2020	Voting deadline; end of solicitation period
November 6, 2020	Shareholder meeting (virtual)
Late November to mid- December 2020	Reorganization effective date

To the extent I can assist you in any way or answer any questions you may have about the reorganization or the voting process, please do not hesitate to call me.

Filed by: GMO Series Trust (File No. 333-174627)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: GMO Trust (File No. 002-98772)

[DRAFT EMAIL TEMPLATE FOR USE WITH INSTITUTIONAL LEVEL CONTACTS/SHAREHOLDERS]

Dear XXXXX,

Thank you again for your continued support of GMO and your willingness to assist your [clients/participants] in the voting process for the proposed reorganization of the GMO Series Trust. I want to make you aware of the various ways in which your [clients/participants] can submit their votes (please note the four methods below). For options 2, 3 and 4, your [clients/participants] will need their control number (the control number is unique to each shareholder and is clearly indicated in a black or red box on the voting instruction form included in their proxy materials).

1.	By phone with a call center representative at (866) 612-8434. [Clients/participants] can call directly or you should feel free to transfer a [client/participant] directly to the call center if you have them on the line and they wish to submit their vote. Alternatively, if a [client/participant] would prefer to receive a call from the call center at a specific day/time, please let us know and we can arrange for that.

2.	By phone through automated voting service at (800) 454-8683. Your [client/participant] will be prompted to enter the control number from the voting instruction form in the proxy materials.

3.	By internet at www.proxyvote.com. Your [client/participant] will be prompted to enter the control number from the voting instruction form included in their proxy materials.

4.	By mail. For your [clients/participants] that receive physical copies of their proxy materials, they can complete the voting instruction form and send it back using the enclosed pre-addressed and stamped envelope included with the proxy materials.

Attached for your reference is a copy of the proxy materials that were sent to your [clients/participants]. Below is a brief timeline of significant events related to the reorganization (dates are estimated and subject to change):

Date	Event
August 28, 2020	Record date for purposes of determining shareholders entitled to vote
September 25 to October 2, 2020	Initial mailing of proxy statement and solicitation of shareholders as of record date
September 25 to November 5, 2020	Solicitation period; outreach to shareholders, advisers, and consultants
November 5, 2020	Voting deadline; end of solicitation period
November 6, 2020	Shareholder meeting (virtual)
Late November to mid-December 2020	Reorganization effective date

To the extent I can assist you in any way or answer any questions you may have about the reorganization or the voting process, please do not hesitate to call me.